Exhibit 99.1

Aptorum Group Limited

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

Tel: (852) 2117 6611 • Fax: (852) 2850 7286

Aptorum Group to be newly added to MSCI HK Micro Cap Index

Hong Kong - Aptorum Group Limited (Nasdaq: APM) (the “Company”) a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs, announced today the Company’s addition to the Morgan Stanley Capital International MSCI (“MSCI”) Hong Kong Micro Cap Index, effective Tuesday, May 28, 2019, Hong Kong Time.

MSCI Hong Kong Micro Cap Index is an international equity benchmark recognized by institutional investors. Inclusion of constituent companies is based on excellence of performance and potential of development. We believe that our inclusion in the MSCI Hong Kong Micro Cap Index will help expand Aptorum's investor base and enhance its corporate image and market presence.

Founder and Chief Executive Officer of Aptorum Group and Mr. Ian Huen commented “We are honoured to be added as a constituent stock of the MSCI Hong Kong Micro Cap Index. The inclusion reaffirms market recognition of Aptorum’s performance in the aspect of maximizing investors’ return, and we believe, in the near future, will increase Aptorum’s visibility in the investment market and elevate Aptorum’s market position.”

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. Aptorum Group is pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas as well as non-therapeutic areas such as surgical robotics and the operations of its medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact

Investors:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com